

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2021

E. Allen Nye, Jr.
Chief Executive
Oncor Electric Delivery Company LLC
1616 Woodall Rodgers Fwy.
Dallas, TX 75202

      Re: Oncor Electric Delivery Company LLC
          Registration Statement on Form S-4
          Filed April 16, 2021
          File No. 333-255299

Dear Mr. Nye:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation

cc: Crews Lott